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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE 13D (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CORTELCO SYSTEMS PUERTO RICO, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   22051P106
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                                 (CUSIP Number)

   David S., Lee, 14000 Tracy Court, Los Altos Hills, CA 94022, (408) 782-8228
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    3/22/04
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 22051P106


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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons.
                           DAVID S. LEE


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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)                                                                                           [ ]
                  (b)                                                                                           [X]

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         3.       SEC Use Only

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         4.       Source of Funds (See Instructions)                    PF

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)           [ ]

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         6.       Citizenship or Place of Organization                  United States

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Number of         7.       Sole Voting Power                  475,182
Shares
Beneficially      8.       Shared Voting Power                443,103
Owned by
Each              9.       Sole Dispositive Power             475,182
Reporting
Person With       10.      Shared Dispositive Power           443,103

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  918,285

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

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         13.      Percent of Class Represented by Amount in Row (11)    43.8%

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         14.      Type of Reporting Person (See Instructions)
                  IN

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


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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 22051P106


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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons.
                  Cortelco, Inc.
                  EIN: _______________

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (c)                                                                                           [ ]
                  (d)                                                                                           [X]

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         3.       SEC Use Only

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         4.       Source of Funds (See Instructions)                    WC

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)           [ ]

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         6.       Citizenship or Place of Organization                  United States

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Number of         7.       Sole Voting Power                  400,000
Shares
Beneficially      8.       Shared Voting Power                518,285
Owned by
Each              9.       Sole Dispositive Power             400,000
Reporting
Person With       10.      Shared Dispositive Power           518,285

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person  918,285

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

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         13.      Percent of Class Represented by Amount in Row (11)    43.8%

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         14.      Type of Reporting Person (See Instructions)
                  CO

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


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         This Schedule 13D relating to shares of common stock, $.01 par value per share (the "Common Stock"), of Cortelco Systems Puerto Rico, Inc., a Puerto Rican corporation (the "Issuer"), is being filed by David S. Lee and Cortelco, Inc. (a corporation controlled by David Lee) in order to report an increase in the ownership of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is Common Stock, par value $.01 per share. The name of the subject company is Cortelco Systems Puerto Rico, Inc. and its principal executive offices are located at Parque Ind. Caguas Oeste Road 156 Km 58.2 Caguas, Puerto Rico 00725-0137.

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this Amendment are David S., Lee, 14000 Tracy Court, Los Altos Hills, CA 94022 and Cortelco, Inc., 1703 Sawyer Road Corinth, MS 38834.

Mr. Lee, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lee is a citizen of the United States.

Cortelco, Inc., during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 22, 2004, Mr. Lee purchased at a price of USD $.20 per share, 178,847 shares of common stock from ChinaVest IV LP. The source of funds used for the purchase was Mr. Lee's personal funds.

Cortelco, Inc. purchased at a price of USD $.27 per share, 400,000 shares of common stock from Cortelco Systems Puerto Rico in a private placement transaction on March 17, 2004. The source of funds used by Cortelco, Inc. for the purchase was working capital of the company.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Lee and Cortelco, Inc. are currently holding the shares for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         Mr. Lee has sole voting and dispositive power of 296,335 shares of the Issuer, which consists of 244,396 shares held by David S. Lee and 51,939 shares held by the Lee Family Trust. 43,103 shares are held by Cortelco Systems Holding Corporation, and 400,000 shares are held by Cortelco, Inc. Mr. Lee is the trustee of the Lee Family Trust and is both the Chairman of the Board and principal stockholder of Cortelco Systems Holding Corporation. Cortelco Systems Holding Corporation owns 100% of the


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outstanding shares of Cortelco, Inc. Mr. Lee disclaims beneficial ownership of the shares held by Cortelco Systems Holding Corporation or Cortelco, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/22/04
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Date

/s/ David S. Lee
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Signature

Individual
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Name/Title

3/22/04
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Date

Cortelco, Inc.

By: /s/James W. Hopper
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Signature

President
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)